UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5

Asia Satellite Telecommunications

Holdings Limited

(Name of Subject Company)

Asia Satellite Telecommunications Holdings Limited

AsiaCo Acquisition Ltd.

Able Star Associates Limited

GE Capital Equity Investments, Inc.

Bowenvale Limited

CITIC Group

General Electric Capital Corporation

(Names of Filing Persons)

Ordinary Shares, par value HK$0.10 per share

American Depositary Shares, each representing 10 Ordinary Shares

(Title of Class of Securities)

763991-02-3 (Ordinary Shares)

04516X106 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Catherine Chang Asia Satellite Telecommunications Holding Limited 17th Floor, The Lee Gardens 33 Hysan Avenue Causeway Bay, Hong Kong Tel: 852 2500 0888	Kenneth Ko AsiaCo Acquisition Ltd. Room 2118, Hutchison House 10 Harcourt Road Hong Kong Tel: 852 2861 2727

with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: +44 20 7367 1601	Lawrence Vranka, Jr. Scott I. Sonnenblick Linklaters 1345 Avenue of the Americas New York, NY 10105 Tel: (212) 903-9000	Joseph T. Verdesca Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000
(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☒ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 284,191,169	$8,724.67

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 121,360,500 Scheme Shares (either directly or in the form of American Depositary Shares, each representing ten Ordinary Shares), par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited, which represents all shares outstanding on the date hereof and not owned by Bowenvale Limited, at a purchase price of HK$18.30 per Ordinary Shares or HK$183.00 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.8148 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 14, 2007.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $8,724.67

FORM OR REGISTRATION NO.: Schedule 13E-3

FILING PARTY: AsiaCo Acquisition Ltd.

DATE FILED: March 20, 2007

This Amendment No. 5 amends the Schedule 13E-3 initially filed by (1) Asia Satellite Telecommunications Holdings Limited; (2) AsiaCo Acquisition Ltd.; (3) Able Star Associates Limited; and (4) GE Capital Equity Investments, Inc., with the Securities and Exchange Commission on March 20, 2007, as amended by Amendment No. 1 filed on March 21, 2007, Amendment No. 2 filed on April 4, 2007, Amendment No. 3 filed on April 16, 2007, and Amendment No. 4 filed on April 18, 2007.

Item 16. Exhibits.

Exhibit Number	Description

(a)(1)*	Scheme Document, dated March 19, 2007

(a)(5)(1)*	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(2)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(3)*	Letter to Shareholders, dated 19 March 2007

(a)(5)(4)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 19, 2007

(a)(5)(5)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 30, 2007

(a)(5)(6)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

(b)(1)*	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)*	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(2)*	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(3)*	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)*	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)*	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)*	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)*	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)*	Shareholders’ Agreement, dated December 10, 1998, and amended on November 9, 2004, between CITIC Group, SES and certain of their respective subsidiaries

(d)(6)*	Deed of Adherence and Amendment No. 1 to the Shareholders Agreement on November 9, 2004 between CITIC Group, SES and certain of their respective subsidiaries

(d)(7)*	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(8)*	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(9)*	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(d)(10)*	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007

(g)(1)*	Form of voting instruction card for holders of ADSs

(g)(2)*	Form of proxy card of the Court Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

(g)(3)*	Form of proxy card of the Special General Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

*	Previously filed with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Peter Jackson
Name: Peter Jackson Title: Chief Executive Officer Date: April 23, 2007

ASIACO ACQUISITION LTD.

By:	/s/ Mark Chen /s/ Kenneth Ko
Name: Mark Chen Kenneth Ko Title: Director Director Date: April 23, 2007

ABLE STAR ASSOCIATES LIMITED

By:	/s/ Kenneth Ko
Name: Kenneth Ko Title: Director Date: April 23, 2007

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Ronald J. Herman, Jr.
Name: Ronald J. Herman, Jr. Title: President Date: April 23, 2007

BOWENVALE LIMITED

By:	/s/ Mark Chen /s/ Kenneth Ko
Name: Mark Chen Kenneth Ko Title: Director Director Date: April 23, 2007

CITIC GROUP

By:	/s/ Ju Wei Min
Name: Ju Wei Min Title: Director Date: April 23, 2007

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Ronald J. Herman, Jr.
Name: Ronald J. Herman, Jr. Title: Vice President Date: April 23, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Scheme Document, dated March 19, 2007

(a)(5)(1)*	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(2)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(3)*	Letter to Shareholders, dated 19 March 2007

(a)(5)(4)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 19, 2007

(a)(5)(5)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 30, 2007

(a)(5)(6)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

(b)(1)*	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)*	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(2)*	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(3)*	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)*	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)*	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)*	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)*	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)*	Shareholders’ Agreement, dated December 10, 1998, and amended on November 9, 2004, between CITIC Group, SES and certain of their respective subsidiaries

(d)(6)*	Deed of Adherence and Amendment No. 1 to the Shareholders Agreement on November 9, 2004 between CITIC Group, SES and certain of their respective subsidiaries

(d)(7)*	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(8)*	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(9)*	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(d)(10)*	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007

(g)(1)*	Form of voting instruction card for holders of ADSs

(g)(2)*	Form of proxy card of the Court Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

(g)(3)*	Form of proxy card of the Special General Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

*	Previously filed with the SEC.

Exhibit (a)(5)(6)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This joint announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Share Proposal, the Option Proposal, the Possible MGO Offers or otherwise. This announcement also does not constitute a Solicitation/Recommendation Statement under the rules and regulations of the SEC. In the event that such an offer is “commenced” within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Offeror will file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC. In addition, following any commencement of an offer, AsiaSat is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). In the event an offer is commenced, persons that hold AsiaSat shares in the United States or American Depositary Receipts wherever located are urged to read carefully, when they may become available, any Schedule TO filed by any the Offeror and any Schedule 14D-9 filed by AsiaSat, including any other documents filed therewith and any amendments or supplements thereto because these documents will contain important information relating to the offer. Once filed, you will be able to obtain a free copy of the documents noted above and other documents filed by the Offeror or AsiaSat with the SEC at the SEC’s web site at www.sec.gov, as well as on AsiaSat’s website at www.asiasat.com.

Statements in this joint announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. The Reform Act provides a “safe harbour” for certain forward-looking statements so long as this information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. When used in this press release, the words “estimate”, “plan”, “project”, “anticipate”, “expect”, “intend”, “outlook”, and other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are more specifically set forth in AsiaSat’s Annual Report on Form 20-F for the year ended 31 December 2005 on file with the SEC. These risks and uncertainties include but are not limited to (1) risks associated with technology, including delayed launches, launch failures and in-orbit failures, (2) regulatory risks, and (3) litigation and market risks. The foregoing list of important factors is not exclusive. Furthermore, AsiaSat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond AsiaSat’s control.

To the extent permissible under applicable law or regulation, and in accordance with normal market practice in Hong Kong, the Offeror, its respective affiliates and brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, directly or indirectly, AsiaSat shares or any securities that are immediately convertible into, exchangeable for, or exercisable for, AsiaSat shares, other than pursuant to an offer, before, during or after the period in which an offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by law or regulation in Hong Kong and other relevant jurisdictions. This information will be disclosed in the United States through amendments to the Schedule 13E-3 on file with the SEC, and available for free at the SEC’s website at www.sec.gov, to the extent that such information is made public in Hong Kong pursuant to the Takeovers Code or the Listing Rules. The Offeror and its respective affiliates and agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Exchange Act granted by the SEC on 2 March 2007.

To the extent the offers referred to in this announcement are being made into the United States, they are being made directly by the Offeror. References in this announcement to offers being made by Morgan Stanley on behalf of the Offeror should be construed accordingly.

ASIACO ACQUISITION LTD. (Incorporated in the British Virgin Islands with limited liability with registered number 1373477)	ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED (Incorporated in Bermuda with limited liability) (Stock code: 1135)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF ASIA SATELLITE

TELECOMMUNICATIONS HOLDINGS LIMITED

BY ASIACO ACQUISITION LTD.

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT OF BERMUDA

AUTHORISATION CONDITIONS INVOKED

SCHEME CANCELLED AND MEETINGS PROPOSED TO BE ADJOURNED

INDEFINITELY

POSSIBLE MGO OFFERS TO BE MADE

Financial Adviser to AsiaCo Acquisition Ltd.

Independent Financial Adviser to the Independent Board Committee of

Asia Satellite Telecommunications Holdings Limited

CLSA Equity Capital Markets Limited

AUTHORISATION CONDITIONS INVOKED

The Proposals will not be implemented because the United States Department of State (the “US Department of State”) has in correspondence with GEC said it will not grant the approval necessary to implement the proposed privatisation of AsiaSat by the Offeror by way of the Scheme. The obtaining of relevant Authorisations is one of the Conditions to the Share Proposal which must be fulfilled or waived. Given the importance of the Authorisation from the US Department of State, the Offeror has decided to invoke the Authorisation Condition and Further Authorisation Condition and will not waive the fulfilment of such Conditions.

Accordingly the Formal MGO Documentation will be despatched in due course. The Possible MGO Share Offer Price is HK$16.00.

THE MEETINGS

It is proposed the Court Meeting and the Special General Meeting scheduled to be held at 10.00 a.m. and 10.30 a.m., respectively, on Tuesday, 24 April 2007 are adjourned indefinitely. Accordingly, resolutions will be proposed at the Court Meeting and the Special General Meeting to adjourn such meetings indefinitely.

AsiaSat Shares and ADSs continue to be suspended from trading until further notice.

This announcement is made further to the scheme document jointly issued by the Offeror and AsiaSat to AsiaSat Shareholders and Optionholders on 19 March 2007 in relation to the proposed privatisation of AsiaSat by way of a scheme of arrangement under Section 99 of the Companies Act (the “Scheme Document”). Terms defined in the Scheme Document have the same meanings when used in this announcement.

INVOKING OF THE AUTHORISATION CONDITION AND FURTHER AUTHORISATION CONDITION

The US Department of State has in correspondence with GEC said it will not grant the approval necessary to implement the proposed privatisation of AsiaSat by the Offeror by way of the Scheme. In the opinion of the Offeror, the consequences of proceeding with the Scheme without obtaining Authorisation from the US Department of State would be materially adverse to AsiaSat as it would result in AsiaSat being deemed to be in breach of important US Department of State approvals previously granted to AsiaSat in relation to its business. The obtaining of relevant Authorisations is one of the Conditions to the Share Proposal which must be satisfied or waived. The Offeror will not waive any Condition relating to compliance with a material legal or regulatory requirement.

The Offeror has therefore decided to invoke the Authorisation Condition and the Further Authorisation Condition and accordingly the Formal MGO Documentation will be despatched in due course.

THE MEETINGS

It is proposed the Court Meeting and the Special General Meeting scheduled to be held at 10.00 a.m. and 10.30 a.m., respectively, on Tuesday, 24 April 2007 at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong, are adjourned indefinitely. Accordingly, resolutions will be proposed at the Court Meeting and the Special General Meeting to adjourn such meetings indefinitely.

MANDATORY GENERAL OFFERS

The Possible MGO Offers will be made on the following basis:

For each Possible MGO Offer Share	HK$16.00 in cash
For each Possible MGO Offer ADS	HK$160.00 in cash
For each B Option	HK$0.01 in cash
For each C Option	HK$1.65 in cash

The Possible MGO Share Offer Price represents:

–	a premium of approximately 14.3 per cent. over the closing price of HK$14.00 per AsiaSat Share as quoted on the Stock Exchange on the Pre-Suspension Date;

–	a premium of approximately 13.5 per cent. over the closing price of HK$14.10 per AsiaSat Share as quoted on the Stock Exchange on the Suspension Date;

–	a premium of approximately 15.6 per cent. over the 30-day Average Pre-announcement Price of HK$13.84 per AsiaSat Share, respectively;

–	a discount of approximately 11.3 per cent. to the highest closing price of approximately HK$18.04 per AsiaSat Share over the one-year period prior to the date of this announcement;

–	an implied price to earnings multiple of 17.0 times, based on AsiaSat’s reported basic earnings per share of HK$0.94 for the year ended 31 December 2005;

–	an implied price to earnings multiple of 13.8 times, based on AsiaSat’s reported basic earnings per share of HK$1.16 cents for the year ended 31 December 2006;

–	a premium of approximately 52.1 per cent. to the audited consolidated net asset value per AsiaSat Share of approximately HK$10.52 as at 31 December 2005; and

–	a premium of approximately 41.2 per cent. to the audited consolidated net asset value per AsiaSat Share of approximately HK$11.33 as at 31 December 2006.

PUBLIC FLOAT AND COMPULSORY ACQUISITION

In view of the objection of the US Department of State, even if sufficient acceptances of the Possible MGO Share Offer are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, in the event the AsiaSat Shares held by the public represent less than 25 per cent. of the issued AsiaSat Shares, trading in the AsiaSat Shares may be suspended. It should be noted that when the Possible MGO Offers are made and close, there may be insufficient public float in AsiaSat Shares and therefore, trading in AsiaSat Shares may be suspended until the prescribed level of public float is attained.

The Offeror and AsiaSat hereby remind their respective associates of the dealing restrictions under the Takeovers Code and to disclose their permitted dealings, if any, in any securities of AsiaSat. AsiaSat Shareholders, ADS Holders, Optionholders and potential investors are advised to exercise caution when dealing in AsiaSat Shares and ADSs.

AsiaSat Shares and ADSs continue to be suspended from trading until further notice.

By order of the board of directors	By order of the Board
ASIACO ACQUISITION LTD.	ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

Mi Zeng Xin and Ronald J. Herman, Jr.	Peter Jackson
Directors	Chief Executive Officer

Hong Kong, 23 April 2007

As at the date of this announcement, the board of directors of the Offeror comprises Mi Zeng Xin, Ronald J. Herman, Jr., Ju Wei Min, Ko Fai Wong, Nancy Ku and Mark Chen.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the AsiaSat Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the AsiaSat Group) have been arrived at after due and careful consideration and there are no facts (other than those relating to the AsiaSat Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the AsiaSat Board comprises Peter Jackson and William Wade as executive directors, Mi Zeng Xin, Ding Yu Cheng, Ronald J. Herman, Jr., John F. Connelly, Mark Chen, Nancy Ku, Ju Wei Min and Ko Fai Wong as non-executive directors, and Chen Kwan Yiu Edward, Sze Tsai To Robert and James Watkins as independent non-executive directors.

The directors of AsiaSat jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (in relation to the information relating to the AsiaSat Group only) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (in relation to the information relating to the AsiaSat Group only) have been arrived at after due and careful consideration and there are no facts (in relation to the information relating to the AsiaSat Group only) not contained in this announcement, the omission of which would make any statements in this announcement misleading.